EXHIBIT 2.2

AMENDMENT TO

ASSET PURCHASE AGREEMENT

This Amendment to Asset Purchase Agreement (this “Amendment”) is made and entered into effective as of April 1, 2022, by and among ALJ Regional Holdings, Inc., a Delaware corporation, Faneuil, Inc., a Delaware corporation and a wholly-owned direct Subsidiary of Parent, TTEC Government Solutions, LLC, a Colorado limited liability company and TTEC Holdings, Inc., a Delaware corporation and direct parent entity of Purchaser. The parties to this Amendment may be referred to herein each individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into that certain Asset Purchase Agreement dated as of December 21, 2021 (the “Agreement”);

WHEREAS, the Parties have agreed to withhold a portion of the Purchase Price (as defined in the Agreement) until consents are received from the applicable counterparty to transfer the Transferred Contracts set forth on Schedule A (the “Delayed Consents”); and

WHEREAS, the Parties wish to amend and modify certain provisions of the Agreement as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows.

1.Amendments to Agreement. Capitalized terms used but not defined herein shall have the same meaning as used in the Agreement.

a.	The definition of “Closing Date Payment” in Section 1.01 of the Agreement is hereby amended in its entirety to read as follows:

“Closing Date Payment” means one hundred forty-two million three hundred thousand dollars ($142,300,000) less the Indemnification Escrow Amount.”

b.	The definition of “Excluded Assets” in Section 1.01 of the Agreement is hereby amended in its entirety to read as follows:

“Excluded Assets” means all assets of the Company or any of its Subsidiaries other than the Purchased Assets, and shall expressly include any of the rights, properties or assets set forth below (whether or not they would otherwise constitute Purchased Assets):

(i)	any cash funds, cash equivalents, bank deposits, security deposits, bonds or similar cash items or instruments;
(ii)	any accounts receivable, vendor rebate receivables, notes receivable or other receivables accrued for periods prior to the Closing Date;
(iii)	any prepaid third-party expenses;

(iv)	any Intellectual Property of the Company or any of its Subsidiaries other than the Transferred Intellectual Property;
(v)

for the avoidance of doubt, any Intellectual Property or other assets owned or licensed by Vistio, it being understood that if Purchaser exercises the Vistio Call Right, these assets will be transferred upon the closing of the acquisition pursuant to the Vistio Call Right;

(vi)

any (A) personnel records pertaining to any former employee of the Company and its Subsidiaries or any Business Employee to the extent applicable Law prohibits the transfer of such information, (B) corporate books and records of internal corporate proceedings, tax records (other than those tax records relating solely to the Business or the Purchased Assets) and work papers of the Company or any of its Subsidiaries, (C) books and records of the Company or any of its Subsidiaries that any of them is required by Law to retain and (D) any Tax Returns and related books and records that do not relate solely to the Business or the Purchased Assets;

(vii)

any claim, right or interest of the Company or any of its Subsidiaries in or to any refund, rebate, abatement or other recovery related to Excluded Taxes, together with any interest due thereon or penalty rebate arising therefrom;

(viii)	any insurance policies and any rights of proceeds thereof;
(ix)	all Benefit Plans and any and all assets, trust agreements and other funding vehicles related to the Benefit Plans in which Business Employees participate as of the Closing Date;
(x)	intracompany accounts (payables and receivables) of the Company and its Subsidiaries;
(xi)	de minimis tangible assets that are not commercially reasonably divisible;
(xii)

any billing, order entry, fulfillment, accounting, finance, collections or other ancillary or corporate shared services provided by the Company or its Subsidiaries or other corporate centralized functional organizations within or controlled by the Company or its Subsidiaries other than those shared services that are specifically included as Purchased Assets; and

(xiii)	all other assets, properties, interests and rights of the Company or any of its Subsidiaries that are not primarily related to or primarily used in the operation or conduct of the Business.”
c.	Section 2.04 of the Agreement is hereby amended to include a new subsection 2.04(e) as follows:

“Notwithstanding anything contrary herein, from the Closing Date until the consent to assignment of the NY Metro Agreements is obtained (the “Interim Period”), Purchaser shall be the sole subcontractor for service delivery with respect to the NY Metro Agreements. During the Interim Period, Purchaser shall be entitled to 50% of the profits from the NY Metro Agreement (for the avoidance of doubt, the Company shall be entitled to retain 100% of milestone payments 1 and 2, as specified in Section 2.02(c) of the Purchase Agreement). Such profits shall be paid to Purchaser within 10 Business Days of receipt of corresponding revenue by Company.”

d.	Section 2.08(d) of the Agreement is hereby amended in its entirety to read as follows:

“Vistio Call Right. From and after such date as the trailing twelve months Revenue of Vistio as of December 31, 2023 are available, and for the remainder of the Option Period, subject to applicable Law, Purchaser shall have the option and right (the “Vistio Call Right”), but not the obligation, to purchase and acquire from the Company all of outstanding capital stock of Vistio (including all sales pipeline relating to the Other Verticals and Business) at the Vistio Call Option Price.  If Purchaser, acting in its sole discretion, elects to exercise the Vistio Call Right, it shall deliver to the Company a written, unconditional, and irrevocable notice (the “Vistio Call Exercise Notice”) stating its election to purchase and acquire Vistio from the Company.  The transfer of Vistio shall be completed pursuant to definitive agreements to be negotiated by the Parties in good faith.  As soon as practicable (but not later than thirty (30) calendar days) after the Vistio Call Exercise Notice, the Company shall deliver to Purchaser by notice in writing, its good faith calculation of the Vistio Call Option Price, in reasonable detail.  If Purchaser does not object thereto within thirty (30) calendar days after receipt of such calculation of the Vistio Call Option Price, by notice stating such objections in reasonable detail, the same calculation shall be deemed the definitive Vistio Call Option Price.  Provided that the Parties agree on the Vistio Call Option Price, and subject to any required corporate approvals, including stockholder approval, the Parties shall endeavor in good faith to enter into definitive agreements with respect to the transfer of Vistio pursuant to a Vistio Call Right no later than sixty (60) calendar days after Purchaser has access to the dataroom with customary due diligence information that is substantially complete and after agreement on the Vistio Call Option Price, during which period Purchaser shall have the exclusive right to purchase Vistio (the “Vistio Exclusivity Period”).  The Parties agree that such acquisition shall be subject to proper due diligence of Vistio on an arms-length basis and any such Vistio Exclusivity Period shall be extended as needed to complete such diligence, provided good faith efforts from the Company to provide necessary information to complete diligence.  The Parties shall take all actions as may be reasonably necessary to consummate the transfer contemplated by the Vistio Call Right, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate to consummate such transfer. In the event that Purchaser terminates that certain Software as a Service Agreement dated effective as of April 1, 2022 between Purchaser and Vistio (the “Vistio License”), for convenience pursuant to Section 11(b)(iv) of the Vistio License, the Vistio Call Right shall immediately terminate and have no further force or effect and Purchaser shall not be entitled to exercise the Vistio Call Right from and after the delivery of any such termination notice.”

e.	Section 2.08(e) of the Agreement is hereby amended in its entirety to read as follows:

“Acceleration of the Call Right.  In the event Parent or the Company receives from a Third Party (including those parties set forth in Schedule 2.08(e), the “Restricted Parties”), during the Option Period, a bona fide written acquisition proposal for any or all of the Other Verticals or Vistio, which, taking into account all legal, financial, tax, regulatory, timing and other aspects of the proposal and the person making such proposal, is reasonably likely to be consummated in accordance with its terms (the “Other Proposal”), the Company shall deliver to Purchaser a written notice (a “Right of First Offer Notice”) which shall specify (i) the Company’s assets targeted by the Other Proposal, (ii) the name of the Person having issued the Other Proposal and (iii) the terms of the Other Proposal, including a description of the consideration offered, the proposed timing for completion of the acquisition and material conditions to the purchaser’s obligation to close, and a copy of any documents or agreements delivered in connection with the Other Proposal.  For a period of thirty (30) calendar days following the date of the Right of First Offer Notice (the “Right of First Offer Period”), Purchaser may (but shall not be obligated to) deliver a written notice to the Company electing to exercise the Call Right with respect to the Other Vertical(s) subject to the Other Proposal (an “Acceptance Notice”); provided, however, that if the consideration offered in the Other Proposal is lower than the Call Option Price or the Vistio Call Option Price, as applicable, and is determined to be fair and reasonable by the board of directors of Parent, and subject to applicable Law (in the sole discretion of Parent) then, for purposes of this Section 2.08(e), the Call Option Price or Vistio Call Option Price, as applicable, shall be reduced to the consideration offered in the Other Proposal.  If Purchaser does not deliver an Acceptance Notice during the Right of First Offer Period, the Option Period shall terminate with respect to such Other Vertical(s) and Purchaser shall be deemed to have waived its purchase rights in connection with this Section 2.08.  If the Other Proposal is not consummated within ninety (90) days or such shorter period of time as set forth in the Right of First Offer Notice, or any of the material terms in the Other Proposal change following Purchaser’s waiver of its purchase rights in connection with this Section 2.08, then the sale of such Other Vertical(s) or Vistio shall be subject to the provisions of this Section 2.08(e) again.  The Parties shall endeavor in good faith to enter into definitive agreements with respect to the transfer of the Other Verticals and/or Vistio no later than ninety (90) calendar days after the delivery of an Acceptance Notice after Purchaser has access to the dataroom with customary due diligence information that is substantially complete, during which period Purchaser shall have the exclusive right to purchase the Other Verticals and/or Vistio (the “Acceleration Exclusivity Period”).  The Parties agree that such acquisition shall be subject to proper due diligence of the Other Verticals and/or Vistio on an arms-length basis and any such Acceleration Exclusivity Period shall be extended as needed to complete such diligence, provided good faith efforts from the Company to provide necessary information to complete diligence. The Parties hereby agree that in the event the Company receives and closes on an Other Proposal from a Restricted Party, such transaction shall be subject to an express guaranty providing for all prices of services and licenses related to Visto to be locked for a period of time and providing further that all annual adjustments of such prices will be equal to the percentage average increase or decrease in the Consumer Price Index-All Urban (CPI-U) over the prior twelve (12) months, in perpetuity so long as the applicable contract(s) remain enforceable.”

f.	Section 6.13(a) of the Agreement is hereby amended in its entirety to read as follows:

“In order that Purchaser may have and enjoy the full benefit of the Business, Parent and the Company agree that, for a period beginning on the Closing Date for each of the Business, the Other Verticals and Vistio and ending on the fifth anniversary thereof for each such acquisition as applicable, Parent and the Company shall not, and shall cause their respective Affiliates not to, without the prior written consent of Purchaser, (i) engage, directly or indirectly, in any Competing Business; or (ii) acquire more than 5% of the outstanding equity interests based on assets, voting power or equity interests in any Business Competitor. Notwithstanding the foregoing, neither Parent or the Company, nor any of their respective Affiliates, shall be precluded from (1) engaging in the Retained Business, and reasonably expected or foreseeable extensions of those businesses and the products developed or sold, and the services developed or provided in connection therewith; (2) acquiring (in whole or in part), merging with or consolidating with any Person which, at the time of the Parties’ agreement to enter into such transaction is not a

Business Competitor; or (3) continuing to provide services under the NY Metro Agreements until such time as the NY Metro Agreement are assigned to Purchaser. For the avoidance of doubt, the NY Metro Agreements shall remain as “Retained Business” under the Purchase Agreement until such time as consent to assignment of the NY Metro Agreements to Purchaser are obtained (and in perpetuity if not obtained.).”

g.	Section 10.01(b) of the Agreement is hereby amended in its entirety to read as follows:

“(b)Notwithstanding anything contained herein to the contrary, the Company and Parent shall not be obligated to indemnify Purchaser Indemnified Parties pursuant to the IT Indemnity for aggregate Qualified IT Expenses, when added to aggregate Qualified Real Property Expenses, in excess of the amount set forth in Schedule 10.01.”

h.	Section 10.02(b) of the Agreement is hereby amended in its entirety to read as follows:

“(b)Notwithstanding anything contained herein to the contrary, the Company and Parent shall not be obligated to indemnify Purchaser Indemnified Parties pursuant to the Real Property Indemnity for aggregate Qualified Real Property Expenses, when added to aggregate Qualified IT Expenses, in excess of the amount set forth in Schedule 10.01.”

i.	Schedule 10.01 of the Agreement is hereby amended in its entirety to read as set forth on Schedule 10.01 to this Amendment.

j.	Schedule 10.02 of the Agreement is hereby deleted in its entirety.

2.

Delayed Consents.  At Closing, Purchaser shall withhold from the Purchase Price the amounts set forth on Schedule A to this Amendment with respect to the Delayed Consents. Purchaser shall pay to Parent, by wire transfer in same-day funds, the applicable withheld amount set forth on Schedule A to this Amendment for a Transferred Contract no later than three (3) business days following receipt of the Delayed Consent from the applicable counterparty to such Transferred Contract.

3.Miscellaneous. The provisions of Article XI (Miscellaneous) of the Agreement shall apply to this Amendment mutatis mutandis. To the extent of any conflict between the Agreement and this Amendment, the terms and provisions of this Amendment shall govern and control, and any conflicting terms and provisions of the Agreement shall be deemed amended to the extent necessary not to conflict with the provisions hereof.

***

THIS AMENDMENT shall be deemed entered into as of the date first written above.

ALJ REGIONAL HOLDINGS, INC.

By: /s/ Jess Ravich

Name:  Jess Ravich

Title: Chief Executive Officer

FANEUIL, INC.

By: /s/ Anna Van Buren

Name: Anna Van Buren

Title: Chief Executive Officer

THIS AMENDMENT shall be deemed entered into as of the date first written above.

TTEC GOVERNMENT SOLUTIONS, LLC

By: /s/ Regina Paolillo

Name: Regina Paolillo

Title: President

TTEC HOLDINGS, INC.

By: /s/ Regina Paolillo

Name: Regina Paolillo

Title: Global Chief Operating Officer